UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 8, 2021

CANCER GENETICS, INC.

(Exact Name of Company as Specified in its Charter)

Delaware	001-35817	04-3462475
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 Route 17 North 2nd Floor, Rutherford, New Jersey 07070

(Address of Principal Executive Offices) (Zip Code)

Company’s telephone number, including area code (201) 528-9200

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Company under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the Company is an emerging growth company as defined by Rule 405 of the Securities Act of 1933 (17 §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CGIX	The Nasdaq Capital Market

Item 1.01 Entry into a Material Definitive Agreement.

On February 8, 2021, Cancer Genetics, Inc. (the “Company” or “CGI”), entered into Amendment No. 1 to Agreement and Plan of Merger and Reorganization (the “Amendment”) with StemoniX, Inc. (“StemoniX”) and CGI Acquisition, Inc., a wholly owned subsidiary of CGI (“Merger Sub”), which amends the Agreement and Plan of Merger and Reorganization dated August 21, 2020 (the “Original Merger Agreement” and as amended by the Amendment, the “Merger Agreement”) among StemoniX, the Company and Merger Sub, whereby Merger Sub will be merged with and into StemoniX, with StemoniX surviving the merger as a wholly-owned subsidiary of CGI (the “Merger”). The Original Merger Agreement had conditions that included (A) that the Company shall have consummated a financing transaction (the “Private Placement”) no later than the closing of the Merger resulting in aggregate gross proceeds of $10 million (or such other amount as the Company and StemoniX agree) and (B) that the shares of common stock of CGI (“CGI Common Stock”) being issued in the Merger shall have been approved for listing on the Nasdaq Capital Market.

In furtherance of meeting those two conditions, on January 28, 2021, StemoniX entered into a stock purchase agreement (the “Series C Preferred Stock Purchase Agreement”) with an institutional accredited investor (such investor, together with any future purchaser of Series C Preferred Stock, the “Series C Investors”). Pursuant to the Series C Preferred Stock Purchase Agreement, StemoniX agreed to issue to the Series C Investor shares of its Series C Preferred Stock (the “Series C Preferred Stock”) for an aggregate purchase price of $2 million, at the initial closing in an ongoing private placement of StemoniX Series C Preferred Stock for up to $10 million (subject to increase to up to $20 million with CGI’s consent) that may involve one or more additional closings prior to the closing of the Merger (the “Series C Financing”), and that as a condition to closing requires that StemoniX have agreements for the purchase of at least another $6 million of Series C Preferred Stock. Pursuant to the Merger Agreement, as amended by the Amendment, each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted in the Merger, with no action or approval required from the holders, into the right to receive a number of shares of CGI Common Stock (the “Series C Conversion Shares”) equal to the price per share paid for the Series C Preferred Stock divided by a conversion price equal to 85% of the weighted average share price of CGI Common Stock over the five trading days prior to the closing of the merger (the “5-Day VWAP”), which conversion price is subject to a valuation cap (the “Series C Valuation Cap”) based on an $85,000,000 valuation of CGI, after giving effect to the issuance of all shares of CGI Common Stock at or prior to the closing of the merger (excluding the Series C Conversion Shares and out-of-the-money options and warrants to purchase shares of CGI Common Stock, but including in-the-money options and warrants to purchase shares of CGI Common Stock on a net exercise basis). No assurance can be given that the conditions to closing the Series C Preferred Stock Purchase Agreement will be satisfied or waived, including that the additional shares be sold.

In addition, on January 28, 2021, CGI entered into a Securities Purchase Agreement with certain institutional and accredited investors, pursuant to which CGI issued and sold to certain purchasers in a private placement (the “CGI PIPE”) an aggregate of (i) 2,758,624 shares of CGI Common Stock and (ii) common warrants to purchase up to an aggregate of 2,758,624 shares of CGI Common Stock, at a combined offering price of $3.625 per CGI share and accompanying warrant to purchase one share of CGI Common Stock, for gross proceeds of approximately $10 million.

In light of the foregoing, the Amendment provides that (i) the Series C Preferred Stock and Series C Conversion Shares are not included in the definitions of “Company Outstanding Equity” and “Deemed Outstanding CGI Common Stock,” as applicable; and (ii) the CGI securities sold in the CGI PIPE are not included in the definitions of “CGI Outstanding Equity” and “Deemed Outstanding CGI Common Stock” (as each such term is defined in the Merger Agreement). As a result, the Series C Financing and the CGI PIPE do not affect the “Exchange Ratio” (as defined in the Merger Agreement) and are dilutive to the historical equity holders of CGI and StemoniX proportionately at the closing of the Merger, and each are not taken into account in calculating the total number of shares of CGI Common Stock to be issued to the historical security holders (meaning those other than the Series C Investors with respect to the Series C Preferred Stock) in the Merger. In addition, the Amendment revised the closing condition regarding the Private Placement to solely require that StemoniX have sold an aggregate of $5 million of Series C Preferred Stock prior to the closing of the Merger, and also clarifies that the “Net Cash” (as defined in the Merger Agreement) of each of CGI and StemoniX at closing, for purposes of the Net Cash Adjustment (as defined in the Merger Agreement) calculation shall not include any proceeds from the Series C Financing or the CGI PIPE.

Further, an existing investor of StemoniX has agreed to purchase an additional $3 million of StemoniX convertible notes (“Convertible Notes”) plus certain accompanying warrants to purchase StemoniX common stock (“Convertible Note Warrants”). The Amendment provides that the Convertible Note Warrants will be exchanged in the Merger for warrants to purchase a number of shares of CGI Common Stock equal to 20% of the principal amount of Convertible Notes purchased (including Convertible Notes previously purchased by such investor) divided by the 5-Day VWAP, with an exercise price equal to the 5-Day VWAP. The sale of these additional Convertible Notes is part of StemoniX’s plan to reach its target Net Cash at closing, and is currently pending StemoniX shareholder approval and customary closing conditions. The Amendment also provides that (i) the equivalent amount of StemoniX Common Stock (determined using the Exchange Ratio) underlying the Convertible Note Warrants is included in StemoniX’s outstanding equity for purposes of allocating the shares of CGI Common Stock being issued to the StemoniX security holders (other than with respect to the Series C Preferred Stock) and (ii) the shares of CGI Common Stock underlying certain warrants issued by CGI to its placement agent in a public offering that closed on November 2, 2020 are included in CGI’s outstanding equity for purposes of calculating the amount of CGI Common Stock to be issued to the StemoniX security holders (other than with respect to the Series C Preferred Stock).

In addition, the Amendment provides that (i) if the current Series C Investor purchases at least $5,000,000 Series C Preferred Stock in the Series C Financing, the current Series C Investor will be entitled to have one observer on the CGI board after the merger is consummated, and (ii) the investor that has agreed to purchase an additional $3 million of Convertible Notes and accompanying Convertible Note Warrants will be entitled to have one observer on the CGI board after the merger is consummated, assuming such purchase is consummated.

Further, the Amendment extended the “End Date” (as defined in the Merger Agreement) to April 30, 2021 and designated the full post-closing board of directors.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger between CGI and StemoniX, CGI has filed relevant materials with the SEC, including a registration statement on Form S-4 that contains a proxy statement/prospectus/information statement. INVESTORS AND SECURITY HOLDERS OF CGI AND STEMONIX ARE URGED TO READ THESE MATERIALS (AS WELL AS AMENDMENTS AND SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CGI, STEMONIX AND THE PROPOSED MERGER. The proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by CGI with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by CGI by directing a written request to: Cancer Genetics, Inc., c/o John A. Roberts, Chief Executive Officer, 201 Route 17 North 2nd Floor, Rutherford, NJ 07070. Investors and security holders are urged to read the Registration Statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This report shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

CGI and its directors and executive officers and StemoniX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CGI in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of CGI and their ownership of shares of CGI’s common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on May 29, 2020, and in subsequent documents filed and to be filed with the SEC, including the Registration Statement referred to above. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests in the proposed merger, by security holdings or otherwise, are included in the Registration Statement and other relevant materials to be filed with the SEC when they become available. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Chief Executive Officer at CGI at the address described above.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. CGI and StemoniX generally identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. CGI and StemoniX have based these forward-looking statements largely on their then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of CGI’s and StemoniX’s control. CGI’s and StemoniX’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with CGI’s and StemoniX’s ability to obtain the balance of the financing, the approval of Nasdaq for continued listing and listing after the merger, and the shareholder approvals required to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed merger transaction will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement relating to the merger; (iii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, (iv) unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction; (v) volatility and uncertainty in the financial markets and general economic conditions, which could have an adverse impact on CGI and/or StemoniX, and (vi) those risks detailed in CGI’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, registration statement on Form S-4 in connection with the proposed merger and subsequent reports filed with the SEC, as well as other documents that may be filed by CGI from time to time with the SEC. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither CGI nor StemoniX can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, CGI and StemoniX undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
2.1#	Amendment No. 1 to Agreement and Plan of Merger and Reorganization, by and among Cancer Genetics, Inc., StemoniX, Inc., and CGI Acquisition, Inc., dated February 8, 2021.

# Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. CGI hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cancer Genetics, Inc.
February 8, 2021
	By:	/s/ John A. Roberts
	Name:	John A. Roberts
	Title:	President and Chief Executive Officer